EXHIBIT H



                     FORM OF NOTICE OF PROPOSED TRANSACTIONS


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       ; 70-        )
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Filings Under the Public Utility Holding Company Act of 1935 ("Act").

Interstate Energy Corporation ("IEC"), et al.

April   , 1999
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     Notice is hereby given that the following filing(s) has/have been made with the Securities and Exchange Commission (the "Commission") pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
          , 1999 to the Secretary, Securities and Exchange Commission,
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Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *

     IEC, 222 West Washington Avenue, Madison, Wisconsin, 53703-0192, a registered holding company under the Act, and its wholly-owned public utility subsidiary, IES Utilities Inc. ("IES"), Alliant Tower, Cedar Rapids, Iowa 52401, have filed an application or declaration under sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act and rules 54, 86 through 91, inclusive, 93 and 94 thereunder.

     In addition to IES, IEC's public utility subsidiaries are Wisconsin Power & Light Company ("WP&L"), South Beloit Water, Gas and Electric Company and Interstate Power Company. IEC indirectly owns undivided interests in two nuclear power facilities, the Kewaunee Nuclear Power Plant ("KNPP"), and the Duane Arnold Energy Center ("DAEC"). KNPP is operated by Wisconsin Public Service Corporation ("WPSC"), a subsidiary of WPS Resources Corporation ("WPS Resources"), and is jointly owned by WPSC (41.2%), WP&L (41.0%) and Madison Gas & Electric Company (17.8%). DAEC is operated by IES, which has a 70% ownership interest in the facility. The remaining 30% is owned by two generation and transmission cooperatives.

     IEC requests approval to acquire all of the voting securities of a new subsidiary to be organized under Wisconsin law (herein referred to as "Alliant Nuclear"). Through Alliant Nuclear, IEC proposes to acquire a 25% membership interest in Nuclear Management Company, LLC, a Wisconsin limited liability company ("NMC"), that has been organized for the purpose of consolidating into one organization specialized employees of IES and certain other unaffiliated nuclear plant owners in order to make available to each such plant owners more resources than if such plants were independently managed. Initially, NMC will render services to the NMC Plant Owners, as defined below, and, subsequently, to Nonaffiliated Companies, as defined below.

     Currently, the members of NMC are WEC Nuclear Corp., a subsidiary of Wisconsin Energy Corporation ("WECN"), WPS Nuclear Corporation, a subsidiary of WPS Resources and an affiliate of WPSC ("WPSN"), and Northern States Power Company ("NSP"). Alliant Nuclear proposes to become a 25% member of NMC upon approval of the Commission. Further, as more fully described below, IES proposes to enter into and certain agreements with NMC pursuant to which IES would make available to NMC specialized personnel and, in turn, would purchase from NMC specified categories of services.

     The current members of NMC and IES (hereinafter referred to, collectively, as the "NMC Plant Owners") collectively own interests in and operate seven nuclear generating units at five locations. NSP owns and operates the Prairie Island Units 1 and 2, and the Monticello generating station. Wisconsin Energy Corporation owns and operates two units at the Point Beach nuclear generating station. These five units, together with the single unit DAEC and KNPP, are hereinafter referred to collectively as the "NMC Plants."

     NMC will be managed by a Board of Directors, with each member having equal representation on the Board and will be capitalized through contributions from each of its members, as provided for in the NMC Limited Liability Company Operating Agreement (the "Operating Agreement"). It is intended that the capital contributions of the members will be equal. Under the terms of the Operating Agreement, the profits and losses of NMC will be allocated to the members in accordance with their percentage interests, and additional capital contributed pursuant to a capital call would be on the same basis. The rate on return on NMC's equity capital deployed to serve the NMC Plants will not exceed the average of the most recent rates of return allowed by the public service commissions that regulate the NMC members, i.e., the Iowa Utilities Board, the Minnesota Public Service Commission and the Public Service Commission of Wisconsin. The Operating Agreement contemplates the admission of other utilities as members.

     IES's commitments to purchase services from and provide personnel and resources to NMC are set forth in a Services Agreement (the "Services Agreement") and Employee Lease Agreement (the "Lease Agreement") (collectively, the "Agreements"). The Services Agreement and Lease Agreement between NMC and IES will be substantially identical to those between NMC and WPSN, WECN and NPS.

     The Services Agreement lists various categories of support services to be provided on an integrated basis by NMC. Initially, these services will include: fuel management; procurement and warehousing; licensing; outage support; quality assurance; records management; safety assessment and oversight; security; training and special projects. Other services may be provided in the future.

     The Services Agreement allows for a period of time for Service Development Teams ("SDTs") to further evaluate each of these services to determine if they are compatible for joint provision through the integration of a particular service. Once SDTs have recommended that a service can be integrated, then an implementation plan for transitioning this service to NMC will be developed. The transition plan will require development of a service specific budget for providing the service. NMC Plant Owners will be obligated to make good faith efforts to take the service from NMC. Even when the SDTs agree that a service can effectively be delivered by NMC, IES will not be obligated to take the service if it believes that to do so would jeopardize the safety, integrity or reliability of DAEC or compliance with government regulations. The provisions of the Services Agreement are intended to promote as much integration among the NMC Plants as possible while assuring that no one utility is disadvantaged by being required to take a specific service.

     NMC will provide services to the NMC Plant Owners using utility employees dedicated to NMC pursuant to the Services Agreement. IES would retain the discretion to withhold employees if to do so would in any way jeopardize operations. In the near term, it is anticipated that IES employees involved in the operation and management of DAEC will continue to devote most of their time to those duties. As NMC develops over time, however, service delivery will likely become more integrated among the NMC Plant Owners and IES employees will devote more of their time to the performance of similar functions for units other than DAEC. The Operating Agreement provides for a member utility to move toward transferring operational control (including NRC license transfer) over a particular unit to NMC if it believes this is the most efficient and reliable means of operating such unit.

     NMC will follow the uniform system of accounts for mutual and subsidiary service companies as prescribed by the Commission, from time to time, in accordance with Rule 93 under the Act. To the extent that costs incurred by NMC can be identified to a particular NMC Plant or Plants, those costs will be directly assigned to the owner or owners of the respective NMC Plant or Plants as appropriate. It is anticipated that NMC will directly assign substantially all of its costs. Costs which cannot be directly assigned (e.g., NMC's general overheads and administrative expenses) will be allocated through a loading on direct labor dollars charged to each of the NMC Plant Owners for services performed. Certain other common costs which provide benefits to all NMC Plant Owners will be allocated ratably to each of the owners. NMC will file Annual Reports on Form U-13-60 to comply with periodic reporting requirements of Rule 94 under the Act.

     All services furnished by NMC to the NMC Plant Owners will be at cost, fairly and equitably allocated. The costs of NMC to be taken into account will include all costs of doing business, including reasonable compensation for necessary capital as permitted by Rule 91 under the Act. NMC will submit monthly statements to each NMC Plant Owner for the services rendered during the previous month. NMC will draw upon reserve accounts established from funds advanced by the members to pay for monthly costs it incurs. In the case of services rendered by NMC to DAEC and KNPP, which were jointly owned with other utilities, such costs will be determined and allocated among the owners thereof in proportion to their respective ownership interests in such plants in the manner provided in the participation and operating agreements among the owners of those plants.

     Subject to the availability of resources and its commitments to the NMC Plant Owners, NMC may also from time to time offer similar services to nonaffiliated companies ("Nonaffiliated Companies"). Any services which may be rendered by NMC to Nonaffiliated Companies will be effected pursuant to service or operating agreements which provide for billing at negotiated rates. Profits derived from rendering services to Nonaffiliated Companies will be credited to accounts 458-1 through 458-4 and applied to reduce NMC's overall cost of service.

     NMC Plant Owners will be committed under the Services Agreement to make available to NMC such resources as are reasonably necessary to enable NMC to provide the basic services described above. Personnel resources may be provided by employee leases (see description below), direct employee charges to NMC or transfer of employees to NMC. Other resources made available to NMC may include office space, vehicles, furniture, equipment, informational systems and computer time. NMC is obligated under the Services Agreement to reimburse the NMC Plant Owner providing services or other resources at the lower of such company's cost or market price, where "market price" is defined as the generally prevailing price for similar services or resources in the region served by NMC. IES requests an exemption from the cost standards of Section 13(b) and Rules 90 through 92 as applied to such transactions pursuant to the last sentence of
Section 13(b).

     The Lease Agreement sets forth the terms and conditions under which each of the NMC Plant Owners will make its employees available to NMC. The Lease Agreement confirms that each NMC Plant Owner shall retain direction and control of its employees and that such employees shall continue to be employed by the respective NMC Plant Owner, not NMC. The Lease Agreement enumerates all employee-related expenses which would be included in the determination of a fully loaded, fully allocated cost and incorporates various terms from the Services Agreement so as to coordinate the Lease Agreement with the Services Agreement.

                                    * * * * *

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                        Jonathan G. Katz
                                        Secretary